FILED VIA EDGAR
                                                              ---------------

April 30, 2009


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Monteagle Funds
          File No. 811-08529


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for the Monteagle Funds ("Trust") as EX99-1.

     Also enclosed is a copy of the Board meeting resolutions of the Trust, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940
Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust as EX99-2.

     Premiums for the Bond have been paid for the period beginning March 16, 2009 to March 16, 2010.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3418.


Very truly yours,


/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary